

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Slav Serghei
President
Tapioca Corp.
Lasi, Vasile Lupu nr. 83, bl. D1, sc. B, Suite 37
Romania

Re: **Tapioca Corp.**
      Amendment No. 2 to Registration Statement on Form S-1
      Filed April 3, 2015
      File No. 333-201037

Dear Mr. Slav:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2015 letter.

Financial Statements, page 46

1. We note your response to comment 10 and your revised disclosure. We also note your statement that your interim unaudited financial statements for the period ended January 31, 2015 included in the prospectus have been reviewed by your independent accountant and have been included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting. We have the following observations:

   - A review of financial statements is substantially less in scope than an audit. A review report provides only limited assurance that your independent accountant noted no material modifications that should be made to your interim financial statements. As a review is substantially less in scope than audit, the objective of which is the expression of an opinion on the financial statements as a whole, in a review report the accountant does not express such an opinion. Accordingly, your statement that your interim financial statements are included in the filing in reliance on your independent accountant's opinion should be eliminated as your accountant did not express an opinion on your financial statements as a whole as contemplated by GAAS. Please refer to AICPA Standards for Accounting and Review Services, AR Sections 90.27 through 90.28.

- You are not required to include your independent accountant's review report in your registration statement. However, if you disclose in your registration statement that your interim financial statements have been reviewed, you must include the review report on your interim financial statements in the filing.

- If you include a review report in your registration statement, you must also file as Exhibit 15 to your registration statement an acknowledgement letter from your independent accountant stating that they are aware of the use of their review report in such registration statement. Please refer to the instructions for Exhibit (15) in the Instructions as to Exhibits in Item 601 of Regulation S-K.

Please revise as appropriate or explain to us why you believe no revision is required.

Financial Statements for the Interim Period Ended January 31, 2015, page F-11

Note 7. Income Taxes, page F-18

2. We note your response to comment 12 and your revised disclosure. We note that although you revised the headings for this information, the information does not appear to have been revised. In particular we note that income tax at the statutory tax rate of 34% for the interim period ended January 31, 2015 appears to be $941 rather than the $26 presented herein. Please revise your income tax footnote to show your income taxes for the interim period ended January 31, 2015 or tell us why you believe no revision is required.

You may contact Sondra Snyder, Staff Accountant, at 202.551.3332 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc: Matthew McMurdo